TRANS-INDIA ACQUISITION CORPORATION

300 South Wacker Drive, Suite 1000

Chicago, IL 60606

February 17, 2009

Ruairi Regan

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 3030

Re:	Trans-India Acquisition Corp.
Revised Preliminary Proxy Statement on Schedule 14A
Filed February 10, 2009
File No. 1-33127

Dear Mr. Regan:

In connection with the filing on February 17, 2009 by Trans-India Acquisition Corp., a Delaware corporation (“Trans-India”), through EDGAR with the Securities and Exchange Commission (the “Commission”) of a copy of Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A for Trans-India, Trans-India acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the definitive proxy;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the definitive proxy; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Cliff Haigler, Chief Financial Officer